	Most recent fiscal year-end 2017	Prior fiscal year-end 2016
Total Assets	$975,184	$1,477,466
Cash & Cash Equivalents	$299,215	$766,715
Accounts Receivable	$163,047	$36,323
Short-term Debt	$163,835	$125,150
Long-term Debt	$1,224,785	$1,120,850
Revenues/Sales	$1,429,466	$1,930,977
Cost of Goods Sold	$1,149,897	$1,243,469
Taxes Paid	$0	$0
Net Income	-$632,431	$114,923

The above reflects the consolidated financials of SynTouch, Inc. and its subsidiary SynTouch LLC.

ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
May 14, 2018

SynTouch, Inc.



This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

SUMMARY

The Business

SynTouch, Inc. was originally formed as a limited liability company under the name SynTouch LLC in the State of California on July 10, 2008. The Company reorganized as a C-corporation in the State of Delaware on February 17, 2016. On May 16, 2016, all holders in the limited liability company converted their ownership of the limited liability company into proportional ownership of the corporation. SynTouch LLC is a wholly-owned subsidiary of SynTouch, Inc. and remains active to satisfy billing logistics with the federal agencies with which the Company has active contracts under the SynTouch LLC name.

SynTouch is the world leader in Machine Touch®, the robotic equivalent for the most human of our five senses. SynTouch's sensors enable machines to achieve humanlike tactile awareness, perception and dexterity. Our proprietary characterization system, the SynTouch Standard®, quantifies the tactile qualities of materials and consumer products with more accuracy than human experts, and has been used for product design and quality control by leading manufacturers around the world.

The Company is located at 3720 Clifton Pl, Montrose, CA 91020.

The Company's website is https://www.syntouchinc.com/.

The company, having sold Series Seed Preferred Stock pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2017. A copy of this report may be found on the company's website at https://www.syntouchinc.com/.

The company currently has 9 employees.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

We are dependent on our executive officers and key employees for the management of our business, and their loss and failure to replace them could have a material adverse effect on our financial condition and operating results. To be successful, we must have qualified, competent managers and engineers. There is no assurance that we will be able to retain and recruit the professional personnel we need to execute our business plan. We do not carry key person insurance. Our success will depend on our ability to retain our current management and key employees. Competition for these key persons in our industry is intense and we cannot guarantee that we will be able to retain our personnel. The loss of the services of certain members of our senior management or key employees could prevent or delay the implementation and completion of our strategic objectives, or divert management's attention to seeking qualified replacements.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs. To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We have not prepared any audited financial statements for our fiscal year ending December 31, 2017. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities for 2017 on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required to comply with the management certification and auditor attestation requirements.

We are subject to many U.S. federal and state laws and regulations, including those related to privacy, rights of publicity, and law enforcement. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended, in a manner that could harm our business. The technology and use of the technology in our product may not be legislated, and it is uncertain whether different states will legislate around this technology, and, if they do, how they will do so. Violating existing or future regulatory orders or consent decrees could subject us to substantial monetary fines and other penalties that could negatively affect our financial condition and results of operations.

We have only conducted a limited number of market studies. We have only conducted limited formal market studies concerning the demand for our technology and services. There is no independent confirmation of public acceptance of the concept; however, management believes the public acceptance of renewable hydrogen fueling stations will be favorable based on their internal research and experience.

Financial projections included with this Offering Circular may prove to be inaccurate. Financial projections concerning our estimated operating results may be included with the Memorandum, the Exhibits attached hereto or any documents incorporated by reference. Any projections would be based on certain assumptions which could prove to be inaccurate and which would be subject to future conditions, which may be beyond our control, such as general industry conditions. We may experience unanticipated costs, or anticipated revenues may not materialize, resulting in lower operating results than forecasted. We cannot assure that the results illustrated in any financial projections will in fact be realized by us.

We may not be able to successfully compete against companies with substantially greater resources. As our industry matures, larger companies may develop products or services similar to ours and compete with our Company. These companies may be better capitalized and with greater resources. We may be unable to compete against such companies.

We may not have adequate capital to fund our business. We will have limited capital available to us, to the extent that we raise capital from this Offering. If our entire original capital is fully expended and additional costs cannot be funded from borrowings or capital from other sources, then our financial condition, results of operations, and business performance would be materially adversely affected. We cannot assure that we will have adequate capital to conduct our business.

The consideration being paid to our management was not based on arm's length negotiation. The securities and cash consideration paid or being paid by us to our management have not been determined based on arm's length negotiation. While management believes that the consideration is fair for the work being performed, we cannot assure that the consideration to management reflects the true market value of its services.

We may seek to grow our business through acquisitions of complementary products or technologies, and the failure to manage acquisitions, or the failure to integrate them with our existing business, could have a material adverse effect on our business, financial condition and operating results. From time to time, we may consider opportunities to acquire other products or technologies that may enhance our products or technology, or advance our business strategies. Potential acquisitions involve numerous risks, including:
- increased legal and accounting costs relating to the acquisitions or compliance with regulatory matters.
- problems assimilating the acquired products or technologies;
- issues maintaining uniform standards, procedures, controls and policies;
- unanticipated costs associated with acquisitions;
- diversion of management's attention from our existing business;
- risks associated with entering new markets in which we have limited or no experience; and
- increased legal and accounting costs relating to the acquisitions or compliance with regulatory matters.

We have no current commitments with respect to any acquisition and no current plans to seek acquisitions; however, depending on industry and market conditions, we may consider acquisitions in the future. If we do proceed with acquisitions, we do not know if we will be able to identify acquisitions we deem suitable, whether we will be able to successfully complete any such acquisitions on favorable terms or at all, or whether we will be able to successfully integrate any acquired products or technologies. Our potential inability to integrate any acquired products or technologies effectively may adversely affect our business, operating results and financial condition.

If we fail to properly manage our anticipated growth, our business could suffer. Failure to manage our growth effectively could cause us to misallocate management or financial resources, and result in losses or weaknesses in our infrastructure, which could materially adversely affect our business. Additionally, our anticipated growth will increase the demands placed on our suppliers, resulting in an increased need for us to manage our suppliers and monitor for quality assurance.

Moreover, there are significant costs and risks inherent in selling our products in international markets, including: (a) time and difficulty in building a widespread network of distribution partners; (b) increased shipping and distribution costs, which could increase our expenses and reduce our margins; (c) potentially lower margins in some regions; (d) longer collection cycles in some regions; (e) compliance with foreign laws and regulations; (f) compliance with anti-bribery, anti-corruption, and anti-money laundering laws, such as the Foreign Corrupt Practices Act and the Office of Foreign Assets Control regulations, by us, our employees, and our business partners; (g) currency exchange rate fluctuations and related effects on our results of operations; (h) economic weakness, including inflation, or political instability in foreign economies and markets; (i) compliance with tax, employment, immigration, and labor laws for employees living or traveling abroad; (j) workforce uncertainty in countries where labor unrest is more common than in the United States; (k) business interruptions resulting from geopolitical actions, including war and terrorism, or natural disasters, including earthquakes, typhoons, floods and fires; and (l) other costs and risks of doing business internationally.

These and other factors could harm our ability to implement planned international operations and, consequently, harm our business, results of operations, and financial condition. Further, we may incur significant operating expenses as a result of our planned international expansion, and it may not be successful. We have limited experience with regulatory environments and market practices internationally, and we may not be able to penetrate or successfully operate in new markets. We may also encounter difficulty expanding into international markets because of limited brand recognition, leading to delayed or limited acceptance of our products by patients in these markets. Accordingly, if we are unable to expand internationally or manage our international operations successfully, we may not achieve the expected benefits of this expansion and our financial condition and results of operations could be harmed.

The industries in which the Company operates are competitive and subject to rapid technological change. If any competitors are better able to develop and market products that are safer, more effective, less costly, easier to use, or are otherwise more attractive, we may be unable to compete effectively with other companies. Industrial and robotics are characterized by intense competition and rapid technological change, and we will face competition on the basis of product features, clinical outcomes, price, services and other factors. Competitors may include large medical device and other companies, some of which have significantly greater financial and marketing resources than we do, and firms that are more specialized than we are with respect to particular markets. Our competition may respond more quickly to new or emerging technologies, undertake more extensive marketing campaigns, have greater financial, marketing and other resources than we do or may be more successful in attracting potential customers, employees and strategic partners.

Our competitive position will depend on multiple, complex factors, including our ability to achieve market acceptance for our products, develop new products, implement production and marketing plans, secure regulatory approvals for products under development and protect our intellectual property. In some instances, competitors may also offer, or may attempt to develop, alternative therapies for disease states that may be delivered without a medical device. The development of new or improved products, processes or technologies by other companies may render our products or proposed products obsolete or less competitive. The entry into the market of manufacturers located in low-cost manufacturing locations may also create pricing pressure, particularly in developing markets. Our future success depends, among other things, upon our ability to compete effectively against current technology, as well as to respond effectively to technological advances, and upon our ability to successfully implement our marketing strategies and execute our research and development plan.

We may not have sufficient funds to meet our future capital requirements. We believe that the proceeds of this Combined Offering and other potential sources of liquidity will be sufficient to meet our anticipated cash needs. In the event the Company does not raise the Closing Amount, the Company may not fully meet its capital needs and may need to raise additional capital. Additionally, if we require additional funds during that period or in later periods, we may need to seek additional sources of funds, including potentially by selling additional equity securities, borrowing or selling or licensing our assets. However, we may be unable to obtain additional funds on reasonable terms, or at all. As a result, we may be required to reduce the scope of, or delay or eliminate, some or all our current and planned commercialization and research and development activities. We also may have to reduce sales, marketing, customer service, or other resources devoted to our business. Any of these actions could materially harm our business and results of operations.

We may receive a significant number of warranty claims or our products may require significant amounts of service after sale. As the number and complexity of the features and functionalities of our products increase, we may experience a higher level of warranty claims. If product returns or warranty claims are significant or exceed our expectations, we could incur unanticipated expenditures for parts and services, which could have a material adverse effect on our operating results.

Defects in our products or the software that drives them could adversely affect the results of our operations. The design, manufacture and marketing of our products involve certain inherent risks. Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of products can lead to injury or other adverse events. In addition, because our products include technology which is not developed in-house at SynTouch, we may not be aware of manufacturing defects that could occur. Such adverse events could lead to recalls or safety alerts, and could result, in certain cases, in the removal of our products from the market. A recall could result in significant costs bit financially and to the reputation of the Company. The medical device industry has historically been subject to extensive litigation over product liability claims. We have not been subject to such claims to date; however, we may become subject to product liability claims alleging defects in the design, manufacture or labeling of our products in the future. A product liability claim, regardless of its merit or eventual outcome, could result in significant legal defense costs and high punitive damage payments.

We currently rely, and in the future will rely, on sales of our products for our revenue, and we may not be able to achieve or maintain market acceptance. We currently rely, and in the future will rely, on sales of our products for our revenue. SynTouch's products are relatively new products, and market acceptance and adoption depend on educating and continued acceptable. Achieving and maintaining market acceptance of products could be negatively impacted by many other factors, including, but not limited to:

- the introduction of new competitive products or greater acceptance of competitive products
- adverse regulatory or legal actions relating to our products or similar products or technologies;
- problems arising from the outsourcing of our manufacturing capabilities, or our existing manufacturing and supply relationships.

Any factors that negatively impact sales would adversely affect our business, financial condition and operating results.

Our principal shareholders own voting control of our Company. Our current officers, directors, founders, and principal shareholders currently own a total of 4,100,000 shares of our Common Stock or 91% of the total issued and outstanding capital stock of the Company. Our principal shareholders will own a majority of our Common Stock following the Offering. These shareholders are able to exercise significant control over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control and might adversely affect the market price of our common stock. This concentration of ownership may not be in the best interests of all our shareholders.

There are limitations on the liability of our directors and officers. As permitted by Delaware law, our certificate of incorporation limits the liability of our directors and officers for monetary damages for any breach of a fiduciary duty except in certain instances. As a result, stockholders may have limited rights to recover against directors for breach of fiduciary duty. In addition, our certificate of incorporation provides that we will indemnify our directors and officers to the fullest extent permitted by law.

Our failure to maintain effective internal controls over financial reporting could have an adverse impact on us. We are required to establish and maintain appropriate internal controls over financial reporting. Failure to establish those controls, or any failure of those controls once established, could adversely impact our public disclosures regarding our business, financial condition or results of operations. In addition, management's assessment of internal controls over financial reporting may identify weaknesses and conditions that need to be addressed in our internal controls over financial reporting or other matters that may raise concerns for Investors. Any actual or perceived weaknesses and conditions that need to be addressed in our internal control over financial reporting, disclosure of management's assessment of our internal controls over financial reporting or disclosure of our public accounting firm's attestation to or report on management's assessment of our internal controls over financial reporting may have an adverse impact on the price of our common stock.

BUSINESS

Description of the Business

SynTouch was formed by a group of distinguished researchers from the University of Southern California. SynTouch is a leader in Machine Touch® engineered solutions that enable machines to augment and/or replace humans in tasks requiring the sense of touch. The sense of touch is one of the most important but least understood of the human senses. It is essential for characterizing and handling objects. It motivates decisions to purchase consumer goods and it protects our bodies from injury. An artificial sense of touch requires robust and appropriate tactile sensors plus signal processing and perceptual algorithms. SynTouch is a leader in providing such tactile hardware and software and is continuing rapidly to expand its technology suite.

Our initial technology development was funded by Small Business Innovative Research (SBIR) grants from various government agencies including National Institute of Health, National Science Foundation, Defense Advanced Research Projects Agency, United States Department of Agriculture, and National Institute of Standards and Technology. SynTouch holds a portfolio of intellectual property by exclusive licenses as well as direct issued and pending patents. SynTouch has a unique position as a leading company in the nascent industries enabled by tactile sensing and haptics. Current government grants include "Tactile Sensing Reflexes for Advanced Prosthetic Hands" funded by the CDMRP (DOD) and "Artificial Characterization of Objects Relating to Human Tactile Perception" funded by the National Science Foundation.

SynTouch's proprietary characterization system, the SynTouch Standard®, quantifies the tactile qualities of materials and consumer products with more accuracy than human experts, and is being used already or evaluated by multiple Fortune 500 organizations. Applications include: product sourcing, quality control, product optimization and improved communications among complex supply chains. Our BioTac Toccare™ reproduces both the mechanical properties and sensory modalities of human fingertips, allowing us to measure how products feel in all the same dimensions that customers can perceive.

Our sensors enable machines to achieve humanlike tactile awareness, perception and dexterity. Our BioTac® and BioTac SP sensors are the most biomimetic tactile devices in the world, and have been integrated onto nearly all robotics research platforms. Our NumaTac® sensors are being integrated into OttoBock prosthetic limbs to create a more human like prosthetic and increase patient benefit. The SynTouch consulting and research teams look forward to developing Machine Touch for your applications.



BioTac   **BioTac SP**   **NumaTac**

Biomimetic - sensitive to everything humans feel   *Sense & Protect*

Durable, multimodal high bandwidth sensors   *Durable & Inexpensive*

In recent years, SynTouch has been honored as a Technology Pioneer by the World Economic Forum, as a Breakthrough Award winner by Popular Mechanics magazine for its BioTac sensor, and as one of the Top 10 Innovations by The Scientist magazine for its NumaTac sensor.

Substantial opportunities exist for enabling applications in current and next generation robots as well as establishing an industry standard for the language of touch. Tactile data libraries may someday represent a new standard by which products are defined, marketed and defended legally.

Business Plan

Our mission is to enable machines to achieve human-like perception with machine consistency. An artificial sense of touch requires robust and appropriate tactile sensors, control of exploratory movements, signal processing and

perceptual algorithms. SynTouch is a leader in providing this haptic hardware and software and is continuing to expand its technology suite. We measure what a person can feel, and unlike humans, we do so objectively and repeatedly.

SynTouch's biomimetic sensors capture the texture of a material, the give of it, and how warm or cool it feels. It further breaks down these qualities into 15 highly specific properties with names like "adhesive tack," "thermal persistence," "tactile compliance," and "macrotexture coarseness." To gather this information, the SynTouch Toccare imitates humans by poking and sliding its robot finger across a material with precise control of the digit's force and velocity.

SynTouch is using this process with thousands of materials, with a vision of developing an objective standard of this subjective sense. With such a standard, you could bring haptic information to online shopping. An online marketplace might one day tag a sweatshirt not just with a color and size, but a quantification of its feel, empowering both consumers and companies.

The Company's Products and/or Services

Biomimetic Process

SynTouch technology is inspired by human biology. Humans perceive how objects feel by making carefully chosen exploratory movements with fingers that have highly evolved mechanical properties and multimodal sensors. Our BioTac Toccare® integrates the Machine Touch version of all three with an algorithm that extracts human-like Dimensions of Touch.

- ***Exploratory Movements*:** You spent your life refining your repertoire of exploratory movements. We built a robotic instrument that duplicates them with unprecedented precision and smoothness.

- ***Fingertip Mechanics*:** Your fingertip has an elastic skin with a fingernail and fingerprints overlying a displaceable pulp and carefully shaped bone. We figured out how each of those features affects its interactions with objects and we built a fingertip that has all those essential properties.

- ***Multimodal Sensors*:** Your fingertip has hundreds of delicate neural receptors for mechanical deformation of the skin, vibrations induced by sliding contact and heat flow between your warm fingers and the objects you touch. We figured out how to sense all the same things.

- ***Neurally Inspired Algorithm*:** You integrate your exploratory movements with your tactile sensors to extract percepts of touch that you describe in a rich vocabulary. Our algorithm mirrors this to extract the 15 Dimensions of Touch.

<u>Quantifying Touch</u>


Human-Like
Tactile Sensing
Human-Like
Movements
Neural-Inspired
Signal Processing
15
Give Dimensions
Describing Feel
It's like PANTONE®
but for Touch

Prosthetics

SynTouch's intelligent grasping reflexes are currently being utilized in clinical studies funded by the Congressionally Directed Medical Research Programs and the National Institute of Health to bring this technology to market and improve the performance of low-cost prosthetic hands. Clinicians have long known that stiff hands tend to be almost useless even if they have normal motor function. Anyone who has tried to use their hands when their fingertips are numb from the cold also knows this. Historically, designers of prosthetic hands have been reluctant to incorporate tactile sensing because of challenges in robustness. SynTouch sensors have a unique design that solves these issues.



In research funded by the National Institutes of Health, SynTouch was able to develop the revolutionary BioTac sensor and integrate these sensors into prosthetics to improve the user's capabilities in both perception and touch. Through this work, we have discovered how to combine our highly nuanced sensors into a system of automatic reflexes that work in much the same way as real human fingers! This gives users the ability to pick up objects without having to actively think about the amount of force they are applying – just like the reflexes of a real human hand.

Telerobotics



SynTouch works with several of the world leaders in robotics. Our technology is integrated on to platforms from: Shadow, Schunk, Kuka, Kinova, Robotiq, ABB, Barrett, Fanuc, Allegro and many others. Our sensors facilitate dexterous manipulation and object characterization unlike any other technology available. The work being done in prosthetics, which are essentially tele-robots, is highly synergistic to our efforts in dominating the robot-grasp space.

Virtual Realty & Realistic Tactile Displays

SynTouch aims to become the tactile standard for haptics displays of various types. Just as our tech is used by many companies to understand the haptic properties of their products, the data from SynTouch can be used to quantify the AR/VR experiences being created by various platforms and/or drive those platforms with detailed data on surface characteristics.



Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base
SynTouch has customers that include: academic research facilities, commercial entities (including several in the Fortune 500), and grant agencies of the USA Federal Government.

Intellectual Property
The Company is dependent on the following intellectual property:

Trademarks

Trademark	Registration No./Serial No.	Registration Date/Filing Date	Trademark
PanTouch	4,824,995	October 6, 2015	Design and testing of new products for others utilizing tactile characterization and machine equipment and processing; Consultation in regard to design and testing of new products for other utilizing tactile characterization and matching equipment and processes; Product quality testing utilizing tactile characterization and matching equipment and processes; Consulting services in the field of using tactile characterization robots for product research and development in Class 24. (Service Mark)
NumaTac	4,744,363	May 26, 2015	Electric or electronic sensors for contact detection.
SynTouch	3835883	August 17, 2010	Electric or electronic sensors for tactile sensing; Pressure sensors; Temperature sensors. SYN Combination of three or more letters as part of the mark.
Machine Touch	4983593	June 21, 2016	Industrial robots. Standard character mark.
BioTac	3929409	March 8, 2011	Electric or electronic sensors for pressure; Pressure sensors; Temperature sensors. Standard character mark.
Toccare	87730393	December 21, 2017	Computer-controlled apparatus for testing and measuring tactile properties of materials. Standard character mark.
Touch-Scale	87730537	December 21, 2017	Publishing of electronic publications. Standard character mark.

Patents and Provisional Patent Applications

The Company has the following issued patents:
- #9,080,918: Compliant tactile sensor with fluid-filled, sponge-like material
- #9,477,909: Object investigation and classification
- #9,690,906: Living object investigation and diagnosis using a database of probabilities pertaining to ranges of results

The Company has the following provisional patents applications* (as further described in the table below):
- US20160025615: Method and applications for measurement of object tactile properties based on how they likely feel to humans

*Filing a provisional patent application in no way guarantees that an issue patent will be granted.

The Company has the following patents licensed to it from USC:
- #8,272,278: Enhancements to improve the function of a biomimetic tactile sensor
- #8,181,540: Measurement of sliding friction-induced vibrations for biomimetic tactile sensing
- #7,878,075: Biomimetic tactile sensor for control of grip
- #7,658,119: Biomimetic tactile sensor

The Company's patents and licenses are further described below:

Official No.	Title	Case Status	Case Type	Country	Property Type
2010868	BIOMIMETIC TACTILE SENSOR	EP Granted	Properties	European Patent Office	Patent
08827237.2	BIOMIMETIC TACTILE SENSOR FOR CONTROL OF GRIP	Published	Properties	European Patent Office	Patent
13766791.1	COMPLIANT TACTILE SENSOR WITH FLUID-FILLED, SPONGE-LIKE MATERIAL	Published	Properties	European Patent Office	Patent
	METHOD AND APPLICATIONS FOR MEASUREMENT OF OBJECT TACTILE PROPERTIES BASED ON HOW THEY LIKELY FEEL TO HUMANS	Not yet filed	Properties	European Patent Office	Patent

602007049578.4	BIOMIMETIC TACTILE SENSOR	Registered	Properties	Germany	Patent
PCT/US 2015/040027	METHOD AND APPLICATIONS FOR MEASUREMENT OF OBJECT TACTILE PROPERTIES BASED ON HOW THEY LIKELY FEEL TO HUMANS	Published	Properties	Patent Cooperation Treaty	Patent
2010868	BIOMIMETIC TACTILE SENSOR	Registered	Properties	United Kingdom	Patent
8181540**	MEASUREMENT OF SLIDING FRICTION-INDUCED VIBRATIONS FOR BIOMIMETIC TACTILE SENSING	Registered	Properties	United States of America	Patent
8272278**	ENHANCEMENTS TO IMPROVE THE FUNCTION OF A BIOMIMETIC TACTILE SENSOR	Registered	Properties	United States of America	Patent
9080918	COMPLIANT TACTILE SENSOR WITH FLUID-FILLED, SPONGE-LIKE MATERIAL	Registered	Properties	United States of America	Patent
9,690,906	LIVING OBJECT INVESTIGATION AND DIAGNOSIS USING A DATABASE OF PROBABILITIES PERTAINING TO RANGES OF RESULTS	Registered	Properties	United States of America	Patent
9477909	OBJECT INVESTIGATION AND CLASSIFICATION	Registered	Properties	United States of America	Patent
7658119**	BIOMIMETIC TACTILE SENSOR	Registered	Properties	United States of America	Patent
7878075**	BIOMIMETIC TACTILE SENSOR FOR CONTROL OF GRIP	Registered	Properties	United States of America	Patent
14/796647*	METHOD AND APPLICATIONS FOR MEASUREMENT OF OBJECT TACTILE PROPERTIES BASED ON HOW THEY LIKELY FEEL TO HUMANS	Filed	Properties	United States of America	Patent

*The Company has filed a provisional patent application for this property. No patent for this property has been issued.

**The Company holds a license to this property. The Company does not hold the issued patent.

Litigation
None.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Dr. Gerald Loeb, Chairman of the Board and Founder (2008-present)

Dr. Loeb is a co-founder of SynTouch, a spin-off company from the Medical Device Development Facility of the University of Southern California, which he directs as Professor of Biomedical Engineering. He is a co-inventor of the BioTac technology and holds more than 60 issued US patents covering many areas of neural engineering and prosthetics. As Chief Science Advisor, Dr. Loeb provides strategic guidance to the company and mentoring to the partners and staff.

Previous Employment:
● University of Southern California   1999-Present

David Groves, CEO (2011-present)

David joined SynTouch in 2012, bringing more than 20 years of management and business development experience in the medical device, consulting and manufacturing fields. David received his MBA from the USC Marshall School of Business in 2002. As President, David manages company operations and works to advance relationships with our strategic industry partners.

Previous Employment:
- Angeles Consulting, Inc.　　　　2007-Present
- Biotronik, Inc.　　　　　　　　2002-2007

Jeremy Fishel, Chief Technical Officer (2008-present)

Jeremy is a co-founder of SynTouch and has led the development of its core technology since the company's founding. In 2012 he received his PhD from the University of Southern California for his work on fluid-based tactile sensing and characterization of objects by touch. As Chief Technology Officer, Jeremy works with our research and development team to pioneer new products and services to address unmet market needs in the field of touch.

Fred Zhang, Director (2006-present)

Fred Zhang is a computer scientist, entrepreneur and investor. He has been working at Google Inc. since 2006 as the lead on Google Display Network and Brand Advertising measurements. Prior to working at Google, he led and managed team that developed the world's first online movie download and distribution platform for five biggest Hollywood movie studios. Fred is also the General Partner of DL Capitals since 2014 and successfully invested in several technology startups in the U.S.

Previous Employment:
- Google　　　　　　　　　　　2006-Present

Richard Koffler, Director (2017-present)

Richard Koffler is CEO of Greenwings Biomedical, an incubator of biomedical ventures. His 30-year career includes successfully investing in, launching and nurturing technology emerging-growth ventures. Richard was a member of the Tech Coast Angels, co-founded the TechCEO Network, was president of the Los Angeles Venture Association and the Technology Council of Southern California, and is an advisor to the California Emerging Technology Fund and the Wells Fargo Center for Small Business and Entrepreneurship at California State University, Northridge. He holds computer science degrees from the Massachusetts Institute of Technology and the University of California, Berkeley.

Previous Employment:
- Greenwings Biomedical　　　　2013-Present
- Heal Clinics　　　　　　　　　2014-Present

Matt Borzage, Director and Business Development

Matt is a co-founder of SynTouch and has been instrumental in developing the business framework for the company and coordinating its grants and contracts. His graduate education in biomedical engineering and experience in medical device engineering and sales give him unique insights into applications of SynTouch's technology.

Previous Employment:
- University of Southern California　2015-Present

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 9 employees in California.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following equity capital:

The Company is authorized to issue up to 20,000,000 shares of Common Stock of which 4,500,000 shares are issued and outstanding. The Company has issued options to purchase 311,000 shares of Common Stock. The Company has authorized 1,800,000 shares of Series Seed Preferred Stock, none of which has been issued.

The Company has the following debt capital:

Convertible Debt:

In May 2016, SynTouch conducted a private placement offering to select investors offering convertible notes for gross proceeds of $1,225,000 to the Company. The principal balance of the notes and all accrued interest are convertible at the option of the holder into equity securities of the class, series and type issued and sold at the close of the Company's next bona fide equity financing. The number of shares issued to each convertible note holder upon such conversion is equal to the quotient obtained by dividing the entire principal amount of the convertible notes plus accrued interest as of the date the holder exercises his/her conversion right by the lower of the price per share of the equity securities issued at the time of the next bona fide equity financing less a 25% discount, or the quotient obtained by dividing $12,000,000 by the number of issued and outstanding shares of the Company's capital stock assuming the conversion of all of the Company's outstanding convertible or exercisable securities, rounded to the nearest whole share. The Notes bear interest at 6% per annum from date of issue and mature in May 2019.

Upon maturity, the principal balance of the notes and all accrued interest are convertible into equity securities of the class, series and type issued at the option of the holder.

Series Seed Preferred Stock

In April 2018, the Company completed a combined offering under Regulation CF and 506(c) of Regulation D in which approximately $[*] was raised, equaling approximately [*] shares of Series Seed Preferred Stock at a share price of $2.1092 to be issued. The Company will issue SI Securities, LLC, who acted as placement agent and intermediary, an additional number of shares equaling 5% of the investments that came in through the SeedInvest platform. All information in the Form C-AR regarding outstanding equity and ownership in the Company is calculated on a pre-offering basis, as the Series Seed Preferred Stock has not yet been issued as of the date of the filing of this form. The terms of the Series Seed Preferred Stock are stated below under "Classes of Securities of the Company". The proceeds of the offering will be used for Working Capital, Strategic Capital, and a Scale up of Toccare.

[*] to be confirmed after the filing of the Form C-AR.

Dividend Rights

Holders of Series Seed Preferred Stock are entitled to receive dividends pari passu with holders of common stock, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

So long as at least 25% of the original number of Series Seed Preferred Stock is outstanding, holders of Series Seed Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of common stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Series Seed Preferred Stock voting as a separate class. These matters include any vote to:

- alter the rights, powers or privileges of the Series Seed Preferred Stock set forth in the restated certificate or bylaws, as then in effect, in a way that adversely affects the Series Seed Preferred Stock;
- increase or decrease the authorized number of shares of any class or series of capital stock;
- authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation, as then in effect, that are senior to or on a parity with any series of preferred stock;
- redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);
- declare or pay any dividend or otherwise make a distribution to holders of preferred stock or common stock;
- increase or decrease the number of directors;

- liquidate, dissolve, or wind-up the business and affairs of the Company, effect any deemed liquidation event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining approval of the holders of Series Seed Preferred Stock.

The Series Seed Preferred holders, together with holders of common stock, may designate one person to serve on the Company's board of directors.

Right to Receive Liquidation Distributions
In the event of our liquidation, dissolution, or winding up, holders of our Series Seed Preferred Stock will be entitled to receive the greater the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series Seed Preferred Stock receive these distributions before any holders of common stock.

Conversion Rights
The Series Seed Preferred Stock are convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Rights under the Series Seed Preferred Stock Investment Agreement
Under the Series Seed Preferred Stock Investment Agreement (the "Investment Agreement"), investors who have invested $50,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the Investment Agreement. If the next financing the Company undertakes provides for more favorable provisions (e.g., registration rights, rights of co-sale, etc.), holders of Series Seed Preferred Stock will be entitled to substantially similar provisions. Further holders who are Major Purchasers under the Investment Agreement relating to this offering, will be considered Major Purchasers with respect to provisions in the next financing (to the extent the Major Purchaser concept is used in such financing). If there is right a first refusal for the transfer of common stock by a key holder, and the Company does not exercise that right, Major Purchasers will be entitled to exercise that right for a pro-rata share of the key holder's common stock.

The stockholders shall elect, by the affirmative vote of a majority of the Preferred Stock and Common Stock, voting together as a single class on an as-converted basis, one independent director (i.e., an individual who at the time of his first election as a director is not (i) an employee or a holder of Common Stock of the Company, (ii) a Family Member or Personal Friend (as defined in the Company's Certificate of Incorporation) of an employee or a holder of Common Stock of the Company, or (iii) an employee of a person controlled by an employee or a holder of Common Stock of the Company).

Holders of Series Seed Preferred Stock are subject to a drag-along provision as set forth in the Investment Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the Company agrees that, in the event the Company's board of directors, and a majority of both (i) the holders of the Company's common stock then outstanding, and (ii) the holders of a majority common stock that is issued and issuable upon conversion of the preferred shares vote in favor of a deemed liquidation event (e.g., merger or sale of the Company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

All Non-Major Purchasers of Series Seed Preferred Stock will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Purchasers holding a majority of the principal amount outstanding of the Series Seed Preferred Stock held by Non-Major Purchasers vote to terminate the agreement.

Ownership
A majority of the Company is owned by a few individuals/entities. Those individuals/entities are the Loeb/Richmond Family Trust and Jeremy Fishel.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

	% Total

Loeb/Richmond Family Trust	42.22%
Jeremy Fishel	25.56%

FINANCIAL INFORMATION

Please see the financial information listed in Exhibit B of this Form C-AR. The financial statements have not been reviewed by a CPA or audited.

Operations

The Company operates out of a 4,500 square foot facility in Montrose, CA. This facility has all the necessary space and equipment for the medium-term future. The Company has 9 full-time employees as well as several part-time employees and frequently utilizes consultants to maximize efficiency and control costs. Customers include many of the most prominent names in industry and academia. Revenues for 2017 were approximately $1.4M. The revenue mix for SynTouch includes: sales of sensors, haptics testing, sponsored R & D including federal grants, joint development agreement with P & G, rentals of the new company Toccare system, as well as warranty and parts sales, services, etc.

Liquidity and Capital Resources

In 2017, the Company incurred net losses of approximately $632,431. For the year ended 2017, the Company had total current assets of $658,449, with $ 299,215 in checking and savings accounts, $163,047 in accounts receivable, and $52,000 in deferred assets. The remaining assets included income tax receivable, pre-paid insurance, pre-paid rent, and other current assets. Including non-current assets, the Company had $975,184 in total assets. The Company had $1,388,620 total liabilities for the Financial Year ended 2017.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Transfer Agent

We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent upon conversion of the CrowdNotes.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

- The Company's co-founder, Gerald E. Loeb, issued a loan in the form of notes to the Company prior to its conversion into a corporation to assist with start-up operations. The entire balance, $270,850, of this note was converted to a convertible debt instrument upon the Company's conversion from and LLC to a C-Corp on May 17, 2017. The terms of the converted convertible debt instrument are the same as those described under "Capitalization and Ownership – Convertible Debt" and "Classes of securities of the Company – Convertible Securities" above.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.
Ongoing Reporting Compliance

We have not previously been subject to the ongoing reporting requirements of Regulation Crowdfunding and, as such, have not previously failed to comply with the requirements of Rule 202. However, the company is 14 days late on filing the 2017 annual report.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

	/s/David Groves
	(Signature)
	David Groves
	(Name)
	CEO
	(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

	/s/David Groves
	(Signature)
	David Groves
	(Name)
	CEO
	(Title)
	May 14, 2018
	(Date)

	/s/ Matt Borzage
	(Signature)
	Matt Borzage
	(Name)
	Director
	(Title)
	May 14, 2018
	(Date)

/s/Fred Zhang	
(Signature)	
Fred Zhang	
(Name)	
Director	
(Title)	
May 14, 2018	
(Date)	

/s/Richard Koffler	
(Signature)	
Richard Koffler	
(Name)	
Director	
(Title)	
May 14, 2018	
(Date)	

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.



3720 Clifton Place
Montrose, CA 91020
Phone: (213) 973 4102
Fax: (213) 973 4102x100
E-Mail: info@syntouchLLC.com
Web: www.syntouchINC.COM

May 14, 2018

I, David Groves, certify that the financial statements of SynTouch, Inc. included in this Form are true and complete in all material respects.

Respectfully,

David E. Groves, MBA
CEO

SynTouch Holdings
Balance Sheet
As of December 31, 2017

	Dec 31, 17
ASSETS	
Current Assets	
Checking/Savings	
Chase Ckng-Corp #9611	128,819.61
Comerica Ckng-LLC #8878	68,599.87
Chase Ckng-Corp #6171	101,795.69
Total Checking/Savings	299,215.17
Accounts Receivable	
ACCOUNTS RECEIVABLE	163,046.64
Total Accounts Receivable	163,046.64
Other Current Assets	
Deferred Taxes	52,000.00
Income Tax Receivable	800.00
Inventory - Toccare Machines	130,000.00
Other Current Assets	
Prepaid Insurance	4,717.53
Prepaid Rent	8,670.00
Total Other Current Assets	13,387.53
Total Other Current Assets	196,187.53
Total Current Assets	658,449.34
Fixed Assets	
FIXED ASSETS	
Computer Equipment	40,496.97
Furniture and Fixtures	3,528.56
Laboratory Equipment	57,566.73
Leasehold Improvements	34,865.03
Software	20,294.08
Website Development	18,810.00
Total FIXED ASSETS	175,561.37
ACCUMULATED DEPRECIATION	
Computer Equipment	-37,819.69
Furniture and Fixtures	-2,054.44
Laboratory Equipment	-11,120.27
Leasehold Improvements	-11,327.03
Software	-18,940.58
Total ACCUMULATED DEPRECIATION	-81,262.01
Total Fixed Assets	94,299.36

SynTouch Holdings
Balance Sheet
As of December 31, 2017

	Dec 31, 17
Other Assets	
Intangible Assets	245,168.00
Accumulated Amortization	-40,173.00
Security Deposits	17,440.00
Total Other Assets	222,435.00
TOTAL ASSETS	**975,183.70**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	17,832.96
Total Accounts Payable	17,832.96
Credit Cards	
Amex - D. Groves - 2-43005	10,255.81
3149 Mileage Plus VISA	3,248.18
Comerica - A/P 8806	
Comerica - Ragsdae	2,281.64
Comerics - Ilic 4594	2,040.97
Comerica - Davoodi 9852	626.01
Comerica - Matulevich 9878	10,400.20
Comerica - Angermayer 9860	128.35
Comerica - Boticelli - 9829	11,044.99
Comerica - Fishel 6378	409.40
Comerica - Peck 8848	48.39
Comerica - Borzage 1388	1,048.85
Total Comerica - A/P 8806	28,028.80
Total Credit Cards	41,532.79
Other Current Liabilities	
Sales Tax Payable	1,212.75
Accruals	
Accrued Interest	90,761.00
Accrued Retirement Plan	3,274.33
Other Accrued Expenses	9,221.25
Total Accruals	103,256.58
Total Other Current Liabilities	104,469.33
Total Current Liabilities	163,835.08
Long Term Liabilities	
Convertible Notes	

SynTouch Holdings
Balance Sheet
As of December 31, 2017

	Dec 31, 17
Conv Note-Loeb	274,785.00
Conv Note-Comet Labs	100,000.00
Conv Note-Qing	450,000.00
Conv Note-Kay	400,000.00
Total Convertible Notes	1,224,785.00
Total Long Term Liabilities	1,224,785.00
Total Liabilities	1,388,620.08
Equity	
Partners Capital	
Biomed Concepts	26,408.92
D Groves	1,617.00
G Lin	1,865.00
G Loeb	8,149.00
J Fishel	7,459.00
M Borzage	5,596.00
N Wettles	-55,954.00
R Peck	-18,739.00
USC	718.00
Total Partners Capital	-22,880.08
Retained Earnings	241,874.64
Net Income	-632,430.94
Total Equity	-413,436.38
TOTAL LIABILITIES & EQUITY	975,183.70

SynTouch Holdings
Profit & Loss
January through December 2017

	Jan - Dec 17
Ordinary Income/Expense	
Income	
REVENUE	
Commercial	1,078,946.54
Government	441,817.30
Discount	-91,297.50
Total REVENUE	1,429,466.34
Total Income	1,429,466.34
Cost of Goods Sold	
ENGINEERING & DEVELOPMENT	
Clinical Trial Costs	875.00
Consultants	149,684.01
Direct Labor	681,653.22
Employer Tax Expense	40,804.38
Laboratory Equipment	1,419.00
Materials	171,258.34
Shipping Charges	16,865.74
Subcontracts	71,331.84
Travel	16,005.42
Total ENGINEERING & DEVELOPMENT	1,149,896.95
Total COGS	1,149,896.95
Gross Profit	279,569.39
Expense	
FACILITIES	
Website Maintenance	2,440.00
Computer & Internet Expense	27,881.76
Depreciation & Amortization	17,000.00
Insurance	10,270.42
Janitorial/Trash	6,678.15
Office Lease	82,931.90
Office Supplies	36,073.27
Phone	3,120.68
Postage & Shipping	2,328.37
Printing & Stationary	386.36
Relocation	10,261.52
Repairs & Maintenance	5,370.85
Utilities	2,102.71
Total FACILITIES	206,845.99
FINANCE & ADMINISTRATION	
Bank Charges	2,054.29

SynTouch Holdings
Profit & Loss
January through December 2017

	Jan - Dec 17
Conferences/Seminars	80.00
Consultants	86,714.50
Dues & Subscriptions	1,997.25
Employee Morale	727.23
Legal Fees	40,928.29
Payroll Fees	1,545.41
PR Tax Expenses	11,195.01
Recruiting	108.22
Reprographics	865.00
Salaries	134,025.00
State & Local Income Tax	1,140.22
Travel	5,537.17
Travel Meals	848.01
Total FINANCE & ADMINISTRATION	**287,765.60**
FRINGE BENEFITS	
Medical Insurance	69,708.87
Retirement Plan	9,393.57
Total FRINGE BENEFITS	**79,102.44**
INDIRECT SUPPORT	
Conferences & Seminars	1,852.47
Licenses	5,000.00
Travel Meals	423.00
Total INDIRECT SUPPORT	**7,275.47**
SALES & MARKETING	
Lodging/Hotel	14,072.63
Conferences/Seminars	21,729.60
Consultants	18,620.50
Dues & Subscription	2,978.99
Printing & Stationary	579.10
Salaries	48,605.00
Employer Taxes	4,194.21
shipping charges	3,605.72
Travel	50,021.72
Travel Meals	8,300.54
Market Research	864.68
Total SALES & MARKETING	**173,572.69**
Unallowables	
Parking	862.25
Advertising	6,174.00
Gas	248.22
Interest Expense	65,096.69

SynTouch Holdings
Profit & Loss
January through December 2017

	Jan - Dec 17
Meals	13,214.43
Patent Costs-Unallowables	610.00
Total Unallowables	86,205.59
Total Expense	840,767.78
Net Ordinary Income	-561,198.39
Other Income/Expense	
Other Income	
Dividend Income	467.94
Interest Income	67.33
Total Other Income	535.27
Other Expense	
Investment Platform Fees	71,767.82
Indirect Support - Grants	0.00
Total Other Expense	71,767.82
Net Other Income	-71,232.55
Net Income	**-632,430.94**

SynTouch Holdings
Statement of Cash Flows
January through December 2017

	Jan - Dec 17
OPERATING ACTIVITIES	
Net Income	-632,430.94
Adjustments to reconcile Net Income	
to net cash provided by operations:	
ACCOUNTS RECEIVABLE	-126,723.74
Chase Brokerage-Corp #8891	300,002.69
Inventory - Toccare Machines	-130,000.00
Other Current Assets:Prepaid Insurance	-4,717.53
Other Current Assets:Prepaid Rent	-8,670.00
Prepaid Payroll - Year End	30,684.29
Accounts Payable	-32,429.40
Amex - D. Groves - 2-43005	19,918.40
3149 Mileage Plus VISA	-5,468.32
Comerica - A/P 8806:Comerica - Ragsdae	2,281.64
Comerica - A/P 8806:Comerics - Ilic 4594	2,040.97
Comerica - A/P 8806:Comerica - Davoodi 9852	-102.92
Comerica - A/P 8806:Comerica - Groves 1396	-467.50
Comerica - A/P 8806:Comerica - Matulevich 9878	-5,274.63
Comerica - A/P 8806:Comerica - Angermayer 9860	-2,540.85
Comerica - A/P 8806:Comerica - Muller 9837	-4,525.63
Comerica - A/P 8806:Comerica - Boticelli - 9829	1,901.23
Comerica - A/P 8806:Comerica - Fishel 6378	331.57
Comerica - A/P 8806:Comerica - Peck 8848	-933.30
Comerica - A/P 8806:Comerica - Borzage 1388	405.10
Payroll Tax Payable	-1,490.50
Sales Tax Payable	1,212.75
Accruals:Accrued Interest	60,860.00
Accruals:Accrued Retirement Plan	3,274.33
Accruals:Other Accrued Expenses	9,221.25
Notes Payable - Gerald Loeb	-270,850.00
Net cash provided by Operating Activities	-794,491.04
INVESTING ACTIVITIES	
FIXED ASSETS::Computer Equipment	-13,148.00
FIXED ASSETS:Leasehold Improvements	-18,956.00
ACCUMULATED DEPRECIATION:Computer Equipment	17,000.00
Security Deposits	-12,690.00
Net cash provided by Investing Activities	-27,794.00
FINANCING ACTIVITIES	
Convertible Notes:Conv Note-Loeb	274,785.00
Convertible Notes:Conv Note-Comet Labs	100,000.00
Partners Capital:N Wettles	-2,880.00
Partners Capital:R Peck	-20,000.00
Retained Earnings	2,880.00

SynTouch Holdings
Statement of Cash Flows
January through December 2017

	Jan - Dec 17
Net cash provided by Financing Activities	354,785.00
Net cash increase for period	-467,500.04
Cash at beginning of period	766,715.21
Cash at end of period	299,215.17